06006236

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 21032

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CM Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

27 Christina Street
(No. and Street)

Newton Highlands (City) MA (State) 02461-1953 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harvey J. Crosby, President (617) 928-0700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Castro, Thresher & Oliveira P.C.
(Name – *if individual, state last, first, middle name*)

664 County St. (Address) Attleboro (City) MA (State) 02703 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 15 2006
THOMSON FINANCIAL

SEC RECEIVED MAR 06 2006 WASH, D.C. 152 PROCESSING SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert K. McDonald, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CM Securities, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer

Title

Notary Public

My Commission Expires October 11, 2007

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CASTRO, THRESHER & OLIVEIRA
CERTIFIED PUBLIC ACCOUNTANTS

664 COUNTY STREET
ATTLEBORO, MASSACHUSETTS 02703

February, 21, 2006

Mr. Harvey J. Crosby, President
CM Securities, Inc.
27 Christina Street, Suite 200
Newton, MA 02461

Dear Mr. Crosby,

In accordance with your instructions, we have compared the Financial Operational Combined Uniform Single Report Part IIA of CM Securities, Inc. as of December 31, 2005 with the audited Financial Statements, which our office prepared. We find no material differences in net capital between the report and statements.

Sincerely,

Castro Thresher & Oliveira, P.C.

Castro, Thresher & Oliveira
Certified Public Accountants

T: 508.222.3005 F: 508.222.3086 E: INFO@CASTROANDTHRESHER.COM

CASTRO, THRESHER & OLIVEIRA
CERTIFIED PUBLIC ACCOUNTANTS

664 COUNTY STREET
ATTLEBORO, MASSACHUSETTS 02703

February 21, 2006

Securities and Exchange Commission
Regional Office
Boston, MA

Dear Sirs,

As required under Rule 17a-5(j), we have audited the books and records of CM Securities, Inc. for the year ended December 31, 2005. We found no material inadequacies in them or in the system of internal control since the date of the last audit.

Sincerely,

Castro Thresher & Oliveira, P.C.

Castro, Thresher & Oliveira
Certified Public Accountants

T: 508.222.3005 F: 508.222.3086 E: INFO@CASTROANDTHRESHER.COM

CM SECURITIES, INC.
SEEKONK, MASSACHUSETTS

FINANCIAL STATEMENTS
DECEMBER 31, 2005

CASTRO, THRESHER & OLIVEIRA
CERTIFIED PUBLIC ACCOUNTANTS

664 COUNTY STREET
ATTLEBORO, MASSACHUSETTS 02703

To the Board of Directors
CM Securities Inc.
Seekonk, Massachusetts

Independent Auditor's Report

We have audited the accompanying balance sheet of CM Securities Inc. as of December 31, 2005 and 2004, and the related statements of income and retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CM Securities Inc., except for marketable securities which are carried at cost rather than fair value, as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Castro Thresher & Oliveira, P.C.

Castro, Thresher & Oliveira
Certified Public Accountants

February21, 2006

T: 508.222.3005 F: 508.222.3086 E: INFO@CASTROANDTHRESHER.COM

CM SECURITIES, INC.

INDEX
DECEMBER 31, 2005

CM SECURITIES INC.

Balance Sheet
December 31, 2005 and 2004

	2005	2004
ASSETS		
CURRENT ASSETS:		
Cash	$ 95,675	$ 91,305
Commission receivable	8,359	19,035
Prepaid bond	-	1,003
Securities	59,767	61,317
Total Current Assets	$ 163,801	$ 172,660
PROPERTY, PLANT & EQUIPMENT:		
Office Equipment	$ 4,476	$ 4,476
Less: Accum. Depreciation	(4,476)	(4,476)
Total Property, Plant & Equipment	$ -	$ -
TOTAL ASSETS	$ 163,801	$ 172,660
LIABILITIES AND EQUITY		
CURRENT LIABILITIES:		
Commission payable	$ 8,307	$ 16,025
Note payable - officers	40,000	40,000
Accrued Accounting Fees	1,850	1,800
Other Accrued Expense	-	2,400
Accrued income taxes	1,811	455
Total Current Liabilities	$ 51,968	$ 60,680
STOCKHOLDERS EQUITY:		
Common Stock (12,500 shs authorized; 2000 shs issued & outstanding)	$ 5,000	$ 5,000
Retained Earnings	106,833	106,980
Total Stockholder's Equity	$ 111,833	$ 111,980
TOTAL LIABILITIES AND EQUITY	$ 163,801	$ 172,660

See Accountant's Audit Report and Notes to Financial Statements

CM SECURITIES INC.

Statement of Income and Retained Earnings
For the Years Ended December 31, 2005 and 2004

	2005	2004
COMMISSION INCOME	$ 111,479	$ 139,444
GENERAL AND ADMINISTRATIVE EXPENSES:		
Commission expense	$ 101,294	$ 127,566
Licenses & fees	1,983	3,771
Training	270	180
Insurance	1,003	1,003
Taxes	112	565
Accounting	975	1,800
Bank charges	-	52
Penalties	24	-
Total General & Administrative	$ 105,661	$ 134,937
INCOME/(LOSS) FROM OPERATIONS	$ 5,818	$ 4,507
OTHER INCOME AND (EXPENSE):		
Interest and dividend income	$ 3,228	$ 998
Interest expense	(2,400)	(2,412)
Realized Gain (Loss) on Sale	(4,401)	949
Total Other Income	$ (3,573)	$ (465)
INCOME BEFORE INCOME TAXES	$ 2,245	$ 4,042
INCOME TAXES:		
Massachusetts Income Taxes	$ 925	$ -
Federal Income Taxes	862	606
Total Income Taxes	$ 1,787	$ 606
NET INCOME	$ 458	$ 3,436
RETAINED EARNINGS, Beginning of year	106,373	102,937
RETAINED EARNINGS, End of year	$ 106,831	$ 106,373

See Accountant's Audit Report and Notes to Financial Statements

CM SECURITIES, INC.

Statement of Cash Flows
For the Years Ended December 31, 2005 and 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$ 459	$ 4,043
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in commissions receivable	$ 10,676	$ (9,616)
(Increase) decrease in securities	1,550	(23,800)
Increase (decrease) in commissions payable	(7,718)	6,686
Increase (decrease) in income taxes payable	1,356	-
(Increase) decrease in prepaid bond	1,003	(1,003)
Increase (decrease) in accrued liabilities	(2,956)	2,399
Total adjustments	3,911	(25,334)
Net cash provided (used) by operating activities	$ 4,370	$ (21,291)
CASH FLOW FORM INVESTING ACTIVITIES:		
Net cash provided (used) by investing activities	$ -	$ -
CASH FLOW FROM FINANCING ACTIVITIES:		
Net cash provided (used) by financing activities	$ -	$ -
NET INCREASE (DECREASE) IN CASH	$ 4,370	$ (21,291)
CASH, BEGINNING OF YEAR	91,305	112,596
CASH, END OF YEAR	$ 95,675	$ 91,305
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the year for:		
Income Tax	$ 1,787	$ 565
Interest expense	$ 2,400	$ 2,412

CM SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
DECEMBER 31, 2005 AND 2004

	Common Shares	Stock Amount	2005 Retained Earnings	2004 Retained Earnings
Balance, January 1	2,000	$ 5,000	$ 106,373	$ 102,937
Net Income	-	-	458	3,436
Balance, December 31	2,000	$ 5,000	$ 106,831	$ 106,373

See Accountant's Audit Report
See Notes to Financial Statements

CM SECURITIES

COMPUTATION OF NET CAPITAL AS REQUIRED BY RULE 15c(3)(1)
DECEMBER 31, 2005

CAPITAL 12/31/05		$ 111,833
Additions:		
Subordinated Note - Officers	40,000	
Deductions:		
Market Value - Securities Adjustment	37,737	
Undue Concentration Adjustment	1,440	
Haircut - Marketable Securities	5,842	
NET CAPITAL 12/31/05		$ 108,254

See Accountant's Audit Report
See Notes to Financial Statements

CM SECURITIES

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS
DECEMBER 31, 2005

Balance, January 1, 2005	$ 40,000
Additions:	
Issuance of Subordinated Notes	-
Balance, December 31, 2005	$ 40,000

See Accountant's Audit Report
See Notes to Financial Statements

CM Securities, Inc.

Notes to Financial Statements
December 31, 2005

Note 1 – Business Activity

CM Securities, Inc. is a registered broker-dealer and is subject to the requirements of Rule 15c3-1 (the "Net Capital rule) under the Securities Exchange Act of 1934. The basic concept of the rule is liquidity; its objective being to require a broker-dealer to have at all times sufficient liquid assets to cover his current indebtedness. Specifically, the rule prohibits a broker-dealer from permitting his "Aggregate Indebtedness" from exceeding fifteen times his "Net Capital" as those terms are defined.

Note 2 – Securities Exchange Act of 1934

CM Securities Inc., as of the date of this report, is in compliance with the net capital rules of the SEC. (Schedule 2)

Note 3 – Summary of Significant Accounting Principles

The accrual method of accounting is used for determining both book and taxable income.

The financial statements have been prepared based on generally accepted accounting principles.

Note 4 – Property, Plant and Equipment

Property, plant and equipment are stated at cost.

All assets are fully depreciated with no depreciation being charged for the years ending December 31, 2005 and 2004.

Note 5 – Securities

Securities consist of the following items:

Marketable Securities	At Cost	At Market
1,000 Shares Albertsons	$23,800	$21,350
15,000 Shares USVO	$37,517	$ 930
10 Calls- Toll Bros. Jan $37.50	($ 1,550)	($ 250)

Net Unrealized loss at December 31,2005 - $37,737

Note 6 – Note Payable Shareholders – Subordinated

Notes payable to the shareholders' consists of the following subordinated and unsecured amounts:

Robert K. McDonald	$20,000
Harvey J. Crosby	$20,000

These notes bear an interest rate of 6% per annum.

Note 7 – Related Party Transactions

During the year ended December 31, 2005 interest in the amount of $2,400 was paid to the shareholders on the indebtedness described in Note 6. On December 31, 2001 the shareholders purchased from CM Securities Inc., 1500 warrants of NASDAQ and 3000 shares of NASDAQ at cost. The cost of the aforementioned securities was in the aggregate amount of $59,100.

Note 8 - Cash

CM Securities, Inc. was not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" because it was exempt under SEC Rule 15c3-3, not carrying any cash or securities for customers.

Note 9 – Federal Income Taxes:

For the year ended December 31, 2005 CM Securities, Inc reported a Federal taxable income of $5,746 and federal income taxes of $862 was due.